

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Division of Investment Management
100 F Street NE
Washington, DC 20549

May 14, 2013

Scott R. Anderson, Esq.
Chapman and Cutler LLP
111 West Monroe Street
Chicago, IL 60603-4080

Re: TSC UITS 1
File Nos. 333-187417 and 811-22719

Dear Mr. Anderson:

On April 17, 2013, you filed a registration statement on Form S-6 for TSC UITS 1, (the "Fund"), consisting of three underlying unit investment trusts, TSC Dividend Leaders Portfolio, 2Q 2013, TSC Capital Strength Portfolio, 2Q 2013, and TSC Dow® Strategic 10 Portfolio, 2Q 2013 (the "Trusts"). We have reviewed the registration statement, and have provided our comments below.

Prospectus

Principal Investment Strategy

1. The Trusts' names includes the term "2Q 2013" and the name of one Trust includes the name of a stock index. Therefore, please provide a policy to invest, under normal circumstances, at least 80% of the value of the Trusts' assets in investment securities reflected in the Trusts' names and provide the criteria used to determine whether an investment is an appropriate security given the Trusts' names (*e.g.*, TSC Dow® Strategic 10 Portfolio, 2Q 2013). *See* Rule 35d-1(a)(2)(i) under the Investment Company Act of 1940 ("1940 Act").

2. The prospectus states that the Trusts have a term of approximately 15 months, yet they are designed as a long-term investment. The Trusts intend to offer subsequent series of the Trusts for rollover investments. Please disclose the financial effects on an investment should an investor chose not to roll over his or her investment in subsequent series. Please explain why a 15 month Trust should be considered a long-term investment.

3. The prospectus states that the Trusts may invest in foreign securities which may involve a greater degree of risk than those in domestic securities. Please add appropriate risk disclosure regarding investing in foreign securities and ensure that the disclosure is tailored to each Trusts' specific portfolio.

4. We note that ABAX Brokerage Services LLC and TSC UITS (File No.: 812-14054) have an application on file with the staff for relief from Sections 2(a)(32), 2(a)(35), 22(d) and 26(a)(2)(C) of the 1940 Act and Rule 22c-1 thereunder; for an exemption from Sections 14(a) and 19(b) of the Act and Rule 19b-1 thereunder; and approving certain exchange and rollover options pursuant to Section 11(a) and Section 11(c) of the Act. Please explain in your response what, if any, impact the requested relief has on this filing. Specifically, please disclose whether an order granting the requested relief alters the content of this registration statement and, if so, how.

General Comments

5. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

6. We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

7. Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require to make an informed decision. Since the Fund and its sponsor are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

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Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Should you have any questions prior to filing a pre-effective amendment, please feel free to contact me at 202-551-6985.

Sincerely,

Valerie J. Lithotomos
Senior Counsel